UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 2 )1

                            UIL HOLDINGS CORPORATION
 -------------------------------------------------------------------------------
                                (Name of Issuer)



                           Common Stock, no par value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   902748 10 2
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                                 (CUSIP Number)



                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)




         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |X|      Rule 13d-1(c)

                  |_|      Rule 13d-1(d)




--------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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



CUSIP No. 902748 10 2
---------- ---------------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           Arnold L. Chase

---------- ---------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) |_|
                                                                                  (b) |X|
---------- ---------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

---------- ---------------------------------------------------------------------------------------------------------
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
---------- ---------------------------------------------------------------------------------------------------------
                            5     SOLE VOTING POWER
        NUMBER OF                 246,500 shares
          SHARES
       BENEFICIALLY
      OWNED BY EACH
        REPORTING
          PERSON
           WITH
--------------------------- ----- ----------------------------------------------------------------------------------
                            6     SHARED VOTING POWER
                                  0 shares
--------------------------- ----- ----------------------------------------------------------------------------------
                            7     SOLE DISPOSITIVE POWER
                                  20,300 shares
--------------------------- ----- ----------------------------------------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  225,000 shares
--------------------------- ----- ----------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           246,500 shares

---------- ---------------------------------------------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
                                                                                 |X|
---------- ---------------------------------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9 )
           1.7%

---------- ---------------------------------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
           IN

---------- ---------------------------------------------------------------------------------------------------------

*See Instructions.


Item 1(a).        Name of Issuer:


                  UIL HOLDINGS CORPORATION


Item 1(b).        Address of Issuer's Principal Executive Offices:

                  157 Church Street
                  New Haven, CT 06510


Item 2(a).        Name of Person Filing:

                  Arnold L. Chase (the "reporting person")

Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  Chase Enterprises
                  280 Trumbull Street
                  Hartford, Connecticut 06103


Item 2(c).        Citizenship:

                  United States


Item 2(d).        Title of Class of Securities:

                  common stock, no par value ("Common Stock")


Item 2(e).        CUSIP Number:

                  902748 10 2


Item 3.           Not applicable.


Item 4.           Ownership.*

                  (a) Amount Beneficially Owned: 246,500 shares


                  (b) Percent of Class: 1.7 %


                  (c) Number of shares as to which such person has:

                    (i)  Sole  power  to vote or to  direct  the  vote:  246,500 shares

                    (ii) Shared power to vote or to direct the vote: 0 shares

                    (iii)Sole power to dispose or to direct the  disposition of:
                         20,300 shares

                    (iv) Shared  power to dispose  or to direct the  disposition of: 225,000 shares

         * The reporting person holds an aggregate of 8,300 of the shares of Common Stock beneficially owned by him as custodian for his four children (i.e., the reporting person holds a portion of these 8,300 shares as custodian for each child). The reporting person has the sole power to vote, direct the vote of, dispose of and direct the disposition of such shares. The reporting person holds 1,200 shares of restricted stock that vest on March 25, 2006 and the reporting person has the sole power to vote and direct the vote of such shares. The reporting person holds currently exercisable options to purchase 9,000 shares and holds options that will become exercisable within 60 days to purchase 3,000 shares.

               This schedule does not relate to (and, in accordance with Rule 13d-4 under the Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of) any of the (i) 79,000 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, owned by Cheryl A. Chase, the reporting person's sister, (ii) 625,000 shares of Common Stock, or 4.3 % of the shares of Common Stock outstanding, owned by RLC Investments LLC, a limited liability company of which the reporting person's father, David Chase, is the manager and owner of a 1% non-voting interest and of which the reporting person's mother, Rhoda Chase, owns a 99% voting interest, (iii) 225,000 shares of Common Stock, or 1.6% of the shares of Common Stock outstanding, owned by DTC Family Investments LLC, a limited liability company managed by the reporting person's father, David Chase, who has sole voting and dispositive power, (iv) 146,000 shares of Common Stock, or 1.0% of the shares of Common Stock outstanding, owned by The Darland Trust, a trust of which Cheryl A. Chase and her children are the beneficiaries, (v) 71,000 shares of Common Stock, or 0.5% of the shares of Common Stock outstanding, owned by The Rhoda and David Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family, (vi) 33,000 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Cheryl Chase and Stuart Bear Family Foundation, Inc., a charitable foundation established by members of the Chase family, or (vii) 26,500 shares of Common Stock, or 0.2% of the shares of Common Stock outstanding, owned by The Sandra and Arnold Chase Family Foundation, Inc., a charitable foundation established by members of the Chase family.

               This filing is being made because of the relationships between the reporting person and the other persons named in this Item. The reporting person has not agreed to act together with the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder.

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person.

               Each of David T. Chase and the reporting person has the power to direct the dividends from, and the proceeds from the sale of, 225,000 of the shares of the Common Stock beneficially owned by the reporting person. Dividends on, and the proceeds from the sale of, the 8,300 shares of Common Stock held by the reporting person as custodian for his children will be received by the reporting person as such custodian. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

               Not Applicable


Item 8.        Identification and Classification of Members of the Group.

               Not Applicable


Item 9.        Notice of Dissolution of Group.

               Not Applicable


Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    February 13, 2004                            /s/ Arnold L. Chase
                                                       -------------------------
                                                       Arnold L. Chase